SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March, 2008
Commission File Number 011-33921
Cascal N.V.
(Translation of registrant’s name into English)
Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA.

Consolidated Balance Sheets

		December 31,
		2007	March 31,
Amounts expressed in thousands of USD	Notes	Unaudited	2007

Assets
Fixed Assets
Intangible fixed assets	4	18,096	17,146
Tangible fixed assets	5	363,463	334,120
Financial fixed assets	6	26,025	26,381

		407,584	377,647

Current Assets
Stocks and work in progress	7	2,240	2,063
Debtors	8	65,141	76,858
Cash at bank and in hand	9	37,479	28,321

		104,860	107,242

Total Assets		512,444	484,889

Shareholders’ Equity & Liabilities
Shareholders’ equity		46,462	38,552
Minority shareholders’ interest	10	12,525	10,568

Group Equity		58,987	49,120

Negative goodwill	11	1,196	1,167
Provisions & deferred revenue	12	125,126	113,268
Long term liabilities	13	192,648	245,069
Current liabilities	14	134,487	76,265

Total Liabilities		453,457	435,769

Total Shareholders’ Equity and Liabilities		512,444	484,889

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Income

	Three months ended December 31, 2007			Three months ended December 31, 2006

Amounts, except shares	Continuing	Discontinued		Continuing	Discontinued
and per share amounts,	operations	operations	Total	operations	operations	Total
expressed in thousands of	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
USD

Revenue	40,077	657	40,734	30,696	821	31,517
Operating Expenses
Raw and auxiliary materials and other external costs	7,929	177	8,106	5,269	170	5,439
Staff costs	8,782	246	9,028	6,010	157	6,167
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,851	13	5,864	4,090	13	4,103
Profit on disposal of intangible and tangible fixed assets	(86)	—	(86)	(101)	—	(101)
Other operating charges	7,552	178	7,730	6,332	339	6,671
Incremental offering-related costs	—	—	—	409	—	409

	30,028	614	30,642	22,009	679	22,688

Operating Profit	10,049	43	10,092	8,687	142	8,829

Net Financial Income and Expense
Gain on disposal of subsidiary	—	1,047	1,047	—	—	—
Exchange rate results	2,145	(11)	2,134	(5,383)	—	(5,383)
Interest income	316	38	354	653	7	660
Interest expense	(5,605)	(12)	(5,617)	(5,084)	(4)	(5,088)

	(3,144)	1,062	(2,082)	(9,814)	3	(9,811)

Profit/(loss) before Taxation	6,905	1,105	8,010	(1,127)	145	(982)
Taxation	(2,255)	(15)	(2,270)	(1,703)	(39)	(1,742)

Profit/(loss) after taxation	4,650	1,090	5,740	(2,830)	106	(2,724)
Minority Interest	(199)	—	(199)	(142)	—	(142)

Net Profit/(loss)	4,451	1,090	5,541	(2,972)	106	(2,866)

Earnings/(loss) per share — Basic and Diluted	0.20	0.05	0.25	(0.14)	0.01	(0.13)
Weighted average number of shares — Basic and Diluted	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Income

		Nine months ended December 31, 2007			Nine months ended December 31, 2006

Amounts, except shares		Continuing	Discontinued		Continuing	Discontinued
and per share amounts,		operations	operations	Total	operations	operations	Total
expressed in thousands of	Notes	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
USD

Revenue	15	117,980	2,168	120,148	85,109	2,189	87,298
Operating Expenses
Raw and auxiliary materials and other external costs		23,089	533	23,622	14,000	524	14,524
Staff costs		25,209	612	25,821	16,802	480	17,282
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill		17,028	39	17,067	12,462	35	12,497
Profit on disposal of intangible and tangible fixed assets		(74)	—	(74)	(101)	(1)	(102)
Other operating charges		22,053	819	22,872	15,947	817	16,764
Incremental offering-related costs		75	—	75	809	—	809

		87,380	2,003	89,383	59,919	1,855	61,774

Operating Profit	15	30,600	165	30,765	25,190	334	25,524

Net Financial Income and Expense
Gain on disposal of subsidiary	18	—	1,295	1,295	—	—	—
Exchange rate results		(1,911)	(13)	(1,924)	(7,354)	(4)	(7,358)
Interest income		1,357	74	1,431	2,282	24	2,306
Interest expense		(15,361)	(24)	(15,385)	(11,151)	(13)	(11,164)

		(15,915)	1,332	(14,583)	(16,223)	7	(16,216)

Profit before Taxation		14,685	1,497	16,182	8,967	341	9,308
Taxation	16	(6,440)	(81)	(6,521)	(5,249)	(106)	(5,355)

Profit after taxation		8,245	1,416	9,661	3,718	235	3,953
Minority Interest	10	(681)	—	(681)	(164)	—	(164)

Net Profit	15	7,564	1,416	8,980	3,554	235	3,789

Earnings per share — Basic and Diluted		0.35	0.06	0.41	0.16	0.01	0.17
Weighted average number of shares — Basic and Diluted	20	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Changes in
Shareholders’ Equity

	Common Shares
	Issued	Share			Unallocated
	Share	Premium	Currency	Retained	Results
Amounts expressed in thousands of USD	capital	account	translation	earnings	for the year	Total

Balance at April 1, 2006	13,226	113,855	7,132	(41,908)	26,734	119,039

Appropriation of prior year’s result	—	—	—	13,003	(13,003)	—
Distribution to shareholders	—	(86,400)	(595)	—	(7,402)	(94,397)
Net result for the year	—	—	—	—	8,016	8,016
Currency translation	1,321	(1,316)	5,894	—	(5)	5,894

Net movement for the period	1,321	(87,716)	5,299	13,003	(12,394)	(80,487)

Balance at March 31, 2007	14,547	26,139	12,431	(28,905)	14,340	38,552

Changes during the period (unaudited):

Distribution to shareholders	—	(4,000)	—	—	—	(4,000)
Net result for the period	—	—	—	—	8,980	8,980
Currency translation	1,425	(1,420)	2,930	—	(5)	2,930

Net movement for the period	1,425	(5,420)	2,930	—	8,975	7,910

Balance at December 31, 2007 (unaudited)	15,972	20,719	15,361	(28,905)	23,315	46,462

The issued share capital and share premium account balances in the above table reflect the retroactive effect of the recapitalization and stock split as shown in note 20. The authorized share capital of the Company as at December 31, 2007 amounts to EUR 100,000 (USD 146,199) and consists of 20,000 common shares of EUR 5 (USD 7.31) each. Issued share capital amounts to EUR 41,900 (USD 61,257) and consists of 8,380 common shares with a nominal value of EUR 5 each. Following the recapitalization and stock split outlined in note 20, the issued share capital of the Company consisted of 21,849,343 common shares of EUR 0.50 (USD 0.73). Share capital denominated in Euros has been translated into US dollars using the year and period end exchange rates set out in note 3 to these financial statements. On October 29, 2007 the Company returned USD 4.0 million of share premium to its shareholder.
The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

	Nine months ended	Nine months ended
	December 31, 2007	December 31, 2006
Amounts expressed in thousands of USD	Unaudited	Unaudited

Cash Flow from Operating Activities
Net profit	8,980	3,789
Adjustments for:
Minority interest	681	164
Taxation	6,521	5,355
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	17,067	12,497
Profit on disposal of intangible and tangible fixed assets	(74)	(102)
Interest income	(1,431)	(2,306)
Interest expense	15,385	11,164
Exchange rate results	1,924	7,358
Gain on disposal of subsidiary	(1,295)	—
Changes in provisions	10,236	(2,906)
Changes in stocks and work in progress	24	(205)
Changes in debtors	(5,981)	(24,247)
Changes in current liabilities	(5,353)	5,854
Changes in long term debtors	854	2,281
Interest received	2,528	1,271
Interest paid	(11,260)	(7,276)
Tax paid	(3,466)	(2,848)

	35,340	9,843

Cash Flow (used in)/from Investing Activities
Purchases of intangible fixed assets	(98)	(199)
Purchases of tangible fixed assets	(26,466)	(17,762)
Increase in restricted cash balances	(436)	—

Total capital expenditure	(27,000)	(17,961)
Proceeds from disposals of tangible fixed assets	357	370
Purchases of subsidiaries, net of cash balances acquired	396	(21,050)

	(26,247)	(38,641)

Cash Flow (used in)/from Financing Activities
New loans	73,113	69,342
Loans repaid	(63,461)	(4,665)
Changes in short term loans	—	191
Changes in bank overdrafts	(6,298)	4,539
Distributions made to shareholders	(4,000)	(86,995)
Distributions made to minority interests	(389)	—

	(1,035)	(17,588)

Total Cash Flow	8,058	(46,386)

Exchange and translation differences on cash at bank and in hand	1,100	1,585

	9,158	(44,801)

Cash at bank and in hand at beginning of period	28,321	69,171

Cash at bank and in hand at end of period	37,479	24,370

The accompanying notes form part of these unaudited interim consolidated financial statements.

Notes to the Unaudited Interim Consolidated Financial
Statements
1—General
Activities
The activities of Cascal N.V. (formerly Cascal B.V.) (the “Company”), its subsidiaries and joint ventures (together, the “Group”) involve the provision of high quality water and wastewater services to customers in eight countries during the periods presented in these unaudited interim consolidated financial statements. These services are provided under long term contracts or licenses that typically give the Group the exclusive right to provide its services within a defined geographical area. The Group’s most significant geographical area of operations is the United Kingdom.
Group structure
Prior to June 26, 2006, the Company was a joint venture between Biwater Plc, incorporated in the United Kingdom, and n.v. Nuon, incorporated in The Netherlands. On June 26, 2006, Biwater Plc acquired n.v. Nuon’s 50 per cent share in the Company. Accordingly, from June 26, 2006 until January 29, 2008 the Company was a wholly-owned subsidiary of Biwater Plc (see note 20 — subsequent events).
Basis of Presentation
These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP) and contain all adjustments (consisting of only normal recurring items unless otherwise disclosed) necessary to present fairly the financial position as of December 31, 2007 and March 31, 2007, and the results of operations and cash flows for the nine months ended December 31, 2007 and 2006. The results of operations for the nine months ended December 31, 2007 are not necessarily indicative of the results to be expected for the full year.
Certain amounts have been reclassified within the comparative period so as to be consistent with the current period’s presentation.
2—Accounting Policies
The accounting policies set forth in note 2 to the consolidated financial statements of the Company for the year ended March 31, 2007 have been followed in preparing the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended March 31, 2007.
The effects of income tax rate changes in an interim period are recorded when substantially enacted and are recognized as part of the annual effective tax rate for the year.

3—Exchange rates
The following table provides the period end and average exchange rates for the currencies as included in the table against one US Dollar.

		Average				Average
		nine months		Average		nine months
	As at	ended	As at	year ended	As at	ended
	December 31,	December 31,	March 31,	March 31,	December 31,	December 31,
	2006	2006	2007	2007	2007	2007

Euro	0.754	0.784	0.751	0.779	0.684	0.720
British Pound	0.507	0.535	0.510	0.529	0.502	0.497
Chilean Peso	532.390	532.373	539.370	534.488	497.950	517.345
Mexican Peso	10.702	10.937	10.928	10.953	10.914	10.861
South African Rand	6.926	6.941	7.286	7.022	6.834	6.987
Indonesian Rupiah	8,950.000	9,099.800	9,118.000	9,102.769	9,392.500	9,171.250
Philippine Peso	48.802	50.802	48.070	50.246	41.275	45.203
Chinese Yuan	7.809	7.941	7.734	7.897	7.304	7.551

4—Intangible fixed assets

Amounts expressed in thousands of USD	Goodwill	Water rights	Other	Total

Net book value at April 1, 2006
At cost	2,709	14,870	1,639	19,218
Accumulated amortization	(1,734)	(3,635)	(216)	(5,585)

	975	11,235	1,423	13,633

Changes during the year:
Acquisitions of subsidiaries	2,633	—	1,978	4,611
Additions	—	—	270	270
Amortization	(264)	(713)	(122)	(1,099)
Currency translation differences — cost	—	(322)	(36)	(358)
Currency translation differences — amortization	3	84	2	89

	2,372	(951)	2,092	3,513

Net book value at March 31, 2007
At cost	5,342	14,548	3,851	23,741
Accumulated amortization	(1,995)	(4,264)	(336)	(6,595)

	3,347	10,284	3,515	17,146

Changes during the period (unaudited):
Acquisitions of subsidiaries	—	—	1,018	1,018
Additions	12	—	86	98
Amortization	(323)	(371)	(509)	(1,203)
Currency translation differences — cost	42	1,211	196	1,449
Currency translation differences — amortization	—	(370)	(42)	(412)

	(269)	470	749	950

Net book value at December 31, 2007 (unaudited)
At cost	5,396	15,759	5,151	26,306
Accumulated amortization	(2,318)	(5,005)	(887)	(8,210)

	3,078	10,754	4,264	18,096

5—Tangible fixed assets

	Land and	Infra-	Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	structure	equipment	& fittings	Total

Net book value at April 1, 2006
At cost	53,749	160,731	129,803	9,197	353,480
Accumulated depreciation	(10,753)	(30,510)	(53,377)	(6,799)	(101,439)

	42,996	130,221	76,426	2,398	252,041

Changes during the year:
Acquisitions of subsidiaries	12,451	15,161	17,351	38	45,001
Additions	1,687	14,443	11,619	1,359	29,108
Disposals	(148)	(379)	(172)	(33)	(732)
Depreciation	(1,019)	(4,583)	(10,110)	(1,187)	(16,899)
Other changes	—	567	(617)	(12)	(62)
Currency translation differences—cost	6,907	15,901	10,717	769	34,294
Currency translation differences—depreciation	(1,315)	(3,222)	(3,577)	(517)	(8,631)

	18,563	37,888	25,211	417	82,079

Net book value at March 31, 2007
At cost	74,646	205,857	169,318	11,330	461,151
Accumulated depreciation	(13,087)	(37,748)	(67,681)	(8,515)	(127,031)

	61,559	168,109	101,637	2,815	334,120

Changes during the period (unaudited):
Acquisition of subsidiary	—	10,341	342	33	10,716
Additions	1,277	16,128	7,909	1,152	26,466
Disposals	(99)	—	(180)	(4)	(283)
Depreciation	(1,199)	(4,281)	(9,434)	(988)	(15,902)
Other changes	21	(146)	111	76	62
Currency translation differences—cost	1,707	4,940	3,415	256	10,318
Currency translation differences—depreciation	(223)	(632)	(979)	(200)	(2,034)

	1,484	26,350	1,184	325	29,343

Net book value at December 31, 2007 (unaudited)
At cost	77,531	237,266	180,804	12,767	508,368
Accumulated depreciation	(14,488)	(42,807)	(77,983)	(9,627)	(144,905)

	63,043	194,459	102,821	3,140	363,463

6—Financial fixed assets

	Long term	Deferred	Restricted
Amounts expressed in thousands of USD	debtors	tax assets	cash balances	Total

Balance at April 1, 2006	6,443	22,952	4,150	33,545
Less: Short term portion	(60)	(1,303)	—	(1,363)

Long term portion	6,383	21,649	4,150	32,182

Changes during the year:
Acquisitions of subsidiaries	—	2,807	—	2,807
Additions	190	—	2,416	2,606
Redemptions	(2,648)	—	(1,368)	(4,016)
Deferred taxes charged in the statement of income	—	(8,248)	—	(8,248)
Currency translation difference	12	1,466	—	1,478

Balance at March 31, 2007	3,997	18,977	5,198	28,172
Less: Short term portion	(20)	(171)	(1,600)	(1,791)

Long term portion	3,977	18,806	3,598	26,381

Changes during the period (unaudited):
Acquisitions of subsidiaries	—	190	—	190
Additions	51	—	818	869
Redemptions	(2,497)	—	(442)	(2,939)
Deferred taxes charged in the statement of income	—	(597)	—	(597)
Decrease in provision	1,295	—	—	1,295
Currency translation difference	64	706	60	830

Balance at December 31, 2007 (unaudited)	2,910	19,276	5,634	27,820
Less: Short term portion	(24)	(171)	(1,600)	(1,795)

Long term portion	2,886	19,105	4,034	26,025

7—Stocks and work in progress

	December 31,
	2007	March 31,
Amounts expressed in thousands of USD	Unaudited	2007

Raw materials and consumables	1,890	1,528
Work in progress	350	333
Finished products and goods for resale	—	202

	2,240	2,063

8—Debtors

	December 31,
	2007	March 31,
Amounts expressed in thousands of USD	Unaudited	2007

Trade debtors(1)	34,871	26,523
Provision for bad & doubtful debts	(2,753)	(1,952)

Trade debtors, net	32,118	24,571

Receivables from affiliated companies*	6,710	5,810
Taxation and social security	2,363	3,697
Promissory notes	2,604	2,852
Other debtors(2)	10,594	31,341
Prepayments	10,752	8,587

	65,141	76,858

*	Affiliated companies are companies in the Biwater Plc group.

(1)	Trade debtors at December 31, 2007 includes an amount of USD 3.1 million (March 31, 2007: USD 1.3 million) that is receivable by Aguas de Panama S.A. and relates to the cumulative incremental revenue arising from a rate increase that came into effect on September 1, 2006 but that has not been paid by the client. The client acknowledges that the contractual formula used to compute the rate increase has been correctly applied and that accordingly the existence of the amounts outstanding is not under challenge. Management considers this amount to be recoverable in full notwithstanding the present delay in their payment. (See note 20).

(2)	Other debtors at December 31, 2007 includes USD 5.6 million (March 31, 2007: USD 4.7 million) in respect of costs related to the initial public offering described in note 20 that were deferred at December 31, 2007 pending completion of the offering together with USD 1.6 million of cash subject to restriction at March 31, 2007 and December 31, 2007 but which restriction falls away within less than 12 months of that date.

At March 31, 2007 other debtors also included USD 21.2 million of cash collected on behalf of the former owners of The China Water Company Limited, which was paid to its intended recipient on April 10, 2007. The Group’s obligation to remit these funds to their beneficiary is recorded in other creditors within current liabilities at March 31, 2007.

9—Cash at bank and in hand

	December 31,
	2007	March 31,
Amounts expressed in thousands of USD	Unaudited	2007

Cash at bank and in hand	22,453	41,109
Short term deposits	20,564	13,538
Less: Restricted cash balances	(5,634)	(5,198)
Less: Cash payable to the former owners of China Water	—	(21,218)
Other cash equivalents—liquidity fund	96	90

	37,479	28,321

10—Minority shareholders’ interest

	Nine
	months
	ended	Year
	December 31,	ended
	2007	March 31,
Amounts expressed in thousands of USD	Unaudited	2007

Balance at beginning of period	10,568	84
Changes during the period:
Acquisition of subsidiaries	976	9,667
Share of profits	681	753
Dividends paid and payable	(389)	—
Currency translation differences	689	64

Balance at end of period	12,525	10,568

11—Negative goodwill

	Nine
	months
	ended	Year
	December 31,	ended
	2007	March 31,
Amounts expressed in thousands of USD	Unaudited	2007

Balance at beginning of period	1,167	—
Acquisition of subsidiaries	—	1,163
Amortization	(38)	(18)
Currency translation differences	67	22

Balance at end of period	1,196	1,167

The negative goodwill arose from the Company’s acquisition of 87% of The China Water Company Limited on November 15, 2006. The period of amortization for this negative goodwill is between 19 and 28 years.

12—Provisions & deferred revenue

	Pension	Deferred tax	Deferred	Other
Amounts expressed in thousands of USD	provisions	liabilities	revenue	provisions	Total

Balance at April 1, 2006	19,354	49,741	39,681	(262)	108,514

Acquisition of subsidiary	—	2,988	—	—	2,988
Contributions receivable	—	—	5,497	—	5,497
Utilized	(7,740)	—	—	—	(7,740)
Charged/(credited) to statement of income	1,410	(6,562)	(598)	227	(5,523)
Currency translation difference	2,139	4,689	2,669	35	9,532

Balance at March 31, 2007	15,163	50,856	47,249	—	113,268

Changes during the period (unaudited):
Acquisition of subsidiary	—	1,401	—	—	1,401
Contributions receivable	—	—	11,034	—	11,034
Utilized	(1,716)	—	—	—	(1,716)
Charged/(credited) to statement of income	777	(1,882)	(1,130)	—	(2,235)
Currency translation difference	252	1,133	1,989	—	3,374

Balance at December 31, 2007 (unaudited)	14,476	51,508	59,142	—	125,126

13—Long term liabilities

	Unsecured	Secured		Finance
Amounts expressed in thousands of USD	bank loans	bank loans		leases	Other	Total

Balance at April 1, 2006	914	138,828		13,087	—	152,829
Less: Short term portion	(593)	(3,154)		(2,140)	—	(5,887)

Long term portion	321	135,674		10,947	—	146,942

Changes during the year:
Acquisitions of subsidiaries	—	11,920		11	—	11,931
New loans	20,031	53,036		—	821	73,888
Interest added to loan balance	—	4,192		—	—	4,192
Repayment of loans	—	(3,825)		(2,250)	—	(6,075)
Other	65	(2,236)		—	—	(2,171)
Currency translation differences	831	15,063		1,184	—	17,078

Balance at March 31, 2007	21,841	216,978		12,032	821	251,672
Less: Short term portion	—	(4,879)		(1,683)	(41)	(6,603)

Long term portion	21,841	212,099		10,349	780	245,069

Changes during the period (unaudited):
Acquisition of subsidiary	—	4,392		—	—	4,392
New loans	—	16,500		290	41	16,831
Interest added to loan balance	—	3,682		—	—	3,682
Repayment of loans	—	(61,669	)(1)	(1,792)	—	(63,461)
Transferred to current liabilities	(20,119)	—		—	—	(20,119)
Currency translation differences	611	5,160		246	139	6,156

Balance at December 31, 2007 (unaudited)	2,333	185,043		10,776	1,001	199,153
Less: Short term portion	—	(4,994)		(1,463)	(48)	(6,505)

Long term portion	2,333	180,049		9,313	953	192,648

(1)	GBP 28 million (USD 55.8 million) of this amount represents a loan balance repaid to The Royal Bank of Scotland by Bournemouth & West Hampshire Water on June 29, 2007. On the same day, The Royal Bank of Scotland advanced the same amount to Cascal Services Limited as a short term loan. This new advance is included within short term loans in note 14 — Current liabilities. The original GBP 28 million loan repaid had interest payable at LIBOR plus 1.5% for the first year increasing to LIBOR plus 2.0% for the second year and then to LIBOR plus 2.5% for the third year until maturity.

The long term liabilities at December 31, 2007 are repayable as follows:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases		Total
Amounts expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Other Unaudited	Unaudited

1-2 years	1,394	21,661	1,198	48	24,301
2-3 years	—	3,968	1,313	48	5,329
3-4 years	—	4,155	1,255	48	5,458
4-5 years	—	3,424	1,299	48	4,771
After 5 years	939	146,841	4,248	761	152,789

The long term liabilities at December 31, 2007 are denominated in the following currencies:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases		Total
Amounts expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Other Unaudited	Unaudited

US Dollar (USD)	—	22,886	—	—	22,886
British Pounds (GBP)	1,718	139,647	8,805	—	150,170
South Africa Rand (ZAR)	—	11,169	502	—	11,671
Unidades de Fomento (UF)	615	5,523	—	—	6,138
Other	—	824	6	953	1,783

UF refers to Unidades de Fomento as used in Chile as an inflation-adjusted currency, principally for business transactions.
The long term liabilities relate to loans and other payables that have:

	Unsecured	Secured	Financial
(Amounts, except percentages, expressed in thousands	bank loans	bank loans	leases		Total
of USD)	Unaudited	Unaudited	Unaudited	Other Unaudited	Unaudited

Fixed interest rates	2,333	157,017	6	953	160,309
Floating interest rates	—	23,032	9,307	—	32,339

	2,333	180,049	9,313	953	192,648

Average interest rates applied during the period	1.78%	6.80%	6.39%	0.00%	6.72%

The Company’s subsidiary, Siza Water Company (Proprietary) Limited, which was acquired on May 3, 2007, has a bank loan outstanding in the amount of ZAR 17.7 million (USD 2.6 million) at December 31, 2007. The loan bears interest at a fixed rate of 12.61% per annum. Quarterly capital repayments of ZAR 0.7 million (USD 0.1 million) commence on February 6, 2008 and end on November 6, 2017. The loan is secured by a guarantee of ZAR 17.7 million (USD 2.6 million) from another financial institution.
The fair value of this fixed interest rate loan at December 31, 2007 is ZAR 20.2 million (USD 3.0 million).

14—Current liabilities

	December 31,
	2007	March 31,
Amounts expressed in thousands of USD	Unaudited	2007

Current installments of long term liabilities	6,505	6,603
Short term loans(1)	77,817	2,236
Bank overdrafts	1,396	7,512
Trade creditors	10,547	11,510
Amounts payable to affiliated companies	3,827	3,422
Taxation and social security	6,093	4,125
Accruals	21,790	15,261
Other creditors(2)	6,512	25,596

	134,487	76,265

(1)	The increase in short term loans arises from the incurrence of additional short term debt, the proceeds of which were used to retire long term liabilities as described in Note 13.

(2)	At March 31, 2007 other creditors included USD 21.2 million of cash collected on behalf of the former owners of The China Water Company Limited, which was paid to its intended recipient on April 10, 2007.
15—Segmental disclosures
Revenue—geographical analysis

	Nine months ended	Nine months ended
	December 31, 2007	December 31, 2006
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	71,087	55,031
South Africa	16,188	10,170
Indonesia	8,467	8,151
China	7,710	1,119
Chile	5,292	4,630
Panama	6,597	4,006
The Philippines	2,105	1,721
Holding Companies	1,896	1,420
Less: Inter-segment sales	(1,362)	(1,139)

Continuing operations	117,980	85,109

Discontinued operations — Mexico (note 18)	2,168	2,189

	120,148	87,298

The table below analyzes total revenue between that derived from the Group’s regulated and unregulated activities:

	Nine months ended	Nine months ended
Revenue—regulated and unregulated	December 31, 2007	December 31, 2006
Amounts expressed in thousands of USD	Unaudited	Unaudited

Regulated	99,962	78,372
Unregulated	20,186	8,926

	120,148	87,298

Operating profit—geographical analysis

	Nine months ended	Nine months ended
	December 31, 2007	December 31, 2006
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	23,885	21,688
South Africa	4,496	2,433
Indonesia	2,737	2,726
China	377	166
Chile	(230)	(661)
Panama	3,121	1,934
The Philippines	793	629
Holding Companies	(4,579)	(3,725)

Continuing operations	30,600	25,190

Discontinued operations — Mexico (note 18)	165	334

	30,765	25,524

Net profit—geographical analysis

	Nine months ended	Nine months ended
	December 31, 2007	December 31, 2006
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	13,834	11,432
South Africa	1,855	686
Indonesia	1,873	1,846
China	70	95
Chile	(1,053)	(2,004)
Panama	2,356	1,421
The Philippines	749	421
Holding Companies	(12,120)	(10,343)

Continuing Operations	7,564	3,554

Discontinued Operations — Belize (note 18)	1,295	—
Discontinued Operations — Mexico (note 18)	121	235

	8,980	3,789

16—Taxation
The table below summarizes the principal contributing factors behind the effective tax rates:

	Nine Months Ended		Nine Months Ended
	December 31, 2007		December 31, 2006
Amounts expressed in thousands of USD	Unaudited	%	Unaudited	%

Profit before taxation	16,182		9,308
Dutch standard rate	(4,126)	25.5	(2,495)	26.8
Disallowed expenditure	(274)	1.7	(214)	2.3
Non-taxable income	336	(2.1)	—	—
Prior period adjustments(1)	1,772	(10.9)	—	—
Increase in deferred tax assets not recognized(2)	(2,785)	17.2	(1,266)	13.6
Effect of overseas tax rates	(393)	2.4	(304)	3.2
Deferred tax on un-remitted foreign earnings	(992)	6.1	(965)	10.4
Other	(59)	0.4	(111)	1.2

Total tax charge	(6,521)	40.3	(5,355)	57.5

(1)	Included in the nine months ended December 31, 2007 is an amount of USD 1.7 million due to a decrease in the rate of corporation tax in the United Kingdom.

(2)	Included in the nine months ended December 31, 2007 is USD 2.5 million due to losses reported by the Company for which no benefit was recognized as management has concluded it is less than likely that future taxable income will be available against which these losses can be offset.
17—Acquisition of subsidiary
On May 3, 2007 the Group acquired 73.42% of the share capital of Siza Water Company (Proprietary) Limited for Rand 20.4 million (USD 2.9 million). Siza Water provides water and wastewater services to the inhabitants of Ballito, a town close to Durban in South Africa, under a concession contract with Ilembe District Council. The acquisition of Siza Water supports the Company’s growth strategy in territories where it already has established operations in place.
The acquired business contributed revenues of USD 4.2 million and net profit of USD 0.4 million to the Group for the period from May 3, 2007 to December 31, 2007. If the acquisition had occurred on April 1, 2007, unaudited Group revenue would have been USD 120.6 million, unaudited net profit would have been USD 9.0 million and there would have been a negligible increase in unaudited earnings per share for the nine months ended December 31, 2007.
Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
— Cash paid	2,888
— Direct costs relating to the acquisition	7

Total consideration	2,895
Fair value of net assets acquired	(2,895)

Goodwill	—

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
	Fair	carrying
Amounts expressed in thousands of USD	value	amount

Cash and cash equivalents	3,291	3,291
Property, plant and equipment (note 5)	10,716	10,940
Concession contract (included in intangibles) (note 4)	1,018	—
Inventories	142	142
Receivables	1,072	1,072
Payables	(6,765)	(6,765)
Long term liabilities	(4,392)	(3,940)
Provisions	—	(2,642)
Net deferred tax liabilities (note 6 and 12)	(1,211)	(331)

Net assets	3,871	1,767

Minority interests	(976)
Net assets acquired	2,895

Purchase consideration paid in cash		(2,895)
Cash and cash equivalents in subsidiary acquired		3,291

Cash inflow on acquisition		396

The concession contract is between Siza Water and Ilembe District Council. The remaining term of the concession is 22 years.
The provisions represent deferred revenue in the form of third party contributions toward the cost of infrastructure assets.
18—Disposal of subsidiaries
On October 3, 2005 the Group sold its 83% interest in Belize Water Services Limited to the Government of Belize. Of the total purchase consideration given by the Government of Belize, amounting to USD 28.8 million, USD 9.9 million was deferred. This deferred consideration was originally secured by four promissory notes issued by the Government of Belize with a face value USD 2.5 million each, with one promissory note maturing at each of the first four anniversary dates of the completion of the above mentioned disposal. Each note bears interest at a rate of 10% per annum. On October 3, 2007 the second of the four promissory notes matured and was duly paid, together with accrued interest, by the Government of Belize to the Group. In light of this event the Company has released USD 1.3 million to income, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face values of the then remaining three promissory notes. The amount provided was charged against the gain on disposal reported in the consolidated accounts for the year ended March 31, 2006 and so its release has been similarly classified in these interim financial statements.
On January 8, 2008, the Company agreed to an early termination of its operation and maintenance contract in Mexico. As a result of this agreement the operations of Mexico have been shown as discontinued in the nine months ended December 31, 2007 and 2006.
19—Contingent liabilities
The Group’s defined benefit pension plan in the United Kingdom is part of the Biwater Retirement and Security Scheme (BRASS). There are two sub-funds established within BRASS. The Cascal sub-fund is called the Water Company Section and the other sub-fund is called the Main Section and is the UK defined benefit pension plan for Biwater Plc and a number of its UK subsidiaries. Although the Water Company Section constitutes a separate sub-fund, it is established under the same documentation that governs the Main Section and shares the same trustees.

One of the Group’s joint venture companies—Subicwater—is involved in a dispute with one of its minority shareholders—Olongapo City Government, or Olongapo City—in relation to amounts due to Olongapo City from Olongapo City Water District (OCWD) from whom the original concession was obtained. Such amounts are in relation to periods prior to the Subicwater concession. Subicwater originally entered into the concession based on the understanding that all prior obligations of OCWD had been settled under the terms of an agreement between Olongapo City and OCWD entered into in November 1997. Olongapo City subsequently contended that it would prefer to be a creditor of Subicwater (as opposed to a shareholder) and receive the old disputed OCWD amounts from Subicwater. However, Olongapo City has subsequently continued to act as a shareholder in Subicwater and has appointed directors of Subicwater, who have attended board meetings. Olongapo City obtained a Writ of Execution from the local courts in July 2003. In October 2003 Subicwater filed a Motion for Reconsideration by the local courts, which was rejected. In December 2003 Subicwater succeeded in obtaining an injunction from the Court of Appeals that prevented the local courts and Olongapo City from enforcing the Writ of Execution. In March 2006 Olongapo City appealed to the Supreme Court. Subicwater will continue to vigorously defend its position and believes that it will prevail on the merits. With interest, the amount of Olongapo City’s claim is approximately USD 45.4 million as of December 31, 2007.
20—Subsequent events
On January 8, 2008, the Company agreed to an early termination of its operation and maintenance contract in Mexico. The Company does not believe it will realize either a material gain or loss on this transaction, but the exact amount of any gain or loss will be subject to the expenses the Company will incur in terminating its involvement in the project. In the future, the Company’s financial statements and associated footnotes will reflect its operation and maintenance project in Mexico as a discontinued operation.
On January 23, 2008, the Company completed a recapitalization and stock split that required the following steps to be carried out:
•	Issuance of remaining 11,620 authorized shares having a par value of EUR 5 per share to our existing shareholder in exchange for cash of EUR 58,100. This increases the total shares issued to 20,000.
•	A split of each issued share having a par value of EUR 5 into 10 shares with a par value of EUR 0.5, thereby increasing the number of issued shares from 20,000 with a par value of EUR 5 to 200,000 having a par value of EUR 0.50.
•	Issuance of 21,649,343 new shares having a par value of EUR 0.50 each by transferring the corresponding aggregate par value from share premium to issued share capital.
The result of these steps is to have outstanding 21,849,343 shares with a par value of EUR 0.50 each.
Earnings per share information presented in these unaudited consolidated financial statements has been calculated using a weighted average number of shares of 21,849,343. The share capital and share premium balances have also been revised to reflect this stock split in the periods presented.
The result of these actions is an effective stock split of 2,607-for-1.
In addition, transfers were made from unallocated results and retained earnings to share premium in amounts of a positive USD 16 million and a deficit of USD 29 million, respectively, in order to eliminate the June 30, 2007 net deficit of USD 13 million.

On January 28, 2008, our subsidiary, The China Water Company Limited (China Water) signed a contract with the Government of Yancheng in Jiangsu province, China. Following the conclusion of a competitive bidding process, China Water secured the right to acquire a 49% interest in a new Equity Joint Venture that will be granted a 30 year concession to deliver water services to a population of more than 600,000 in Yancheng City. China Water is working with the Yancheng Government to secure approvals from the Provincial Government, and the completion of the transaction is subject to theses approvals. China Water expects to make its first 50% equity subscription in March with the second 50% payment being made within a few weeks thereafter.
On January 29, 2008, the Company priced its initial public offering on the New York Stock Exchange which resulted in the issuance of a further 8,710,000 shares to bring the total shares outstanding to 30,559,343 immediately following the initial public offering.
The initial public offering generated proceeds from primary shares issued of $97.2 million after underwriters’ discount. An amount of $75.7 million has been applied on February 5, 2008 to repay in full the balance of GBP 38 million on the facility that was drawn in June 2006 at the time that Cascal N.V.’s ownership reverted 100% to Biwater.
On February 1, 2008, our Chilean subsidiary, Cascal S.A. received a conditional acceptance of its indicative offer and an extension to the period of exclusivity for the acquisition of two small water companies in Chile. Cascal S.A. is now conducting its final due diligence and the parties have confirmed their intention to reach agreement in the next few months.
On February 25, 2008 Aguas de Panama S.A. (APSA), the Company’s subsidiary in Panama, received a letter from its client, the Instituto de Acueductos y Alcantarillados Nacionales (IDAAN). In this letter, IDAAN is initiating a process to invoke the contractual provision for early termination with compensation, and is seeking APSA’s cooperation to achieve a fair outcome. Under the terms of the contract, the compensation payable represents the non-amortized value of the investment together with the present value of the future earnings over the whole duration of the contract.

Management’s discussion and analysis of financial condition and results of operations
Overview
We provided water and wastewater services to our customers in eight countries during the periods presented in the unaudited interim consolidated financial statements and discussed and analyzed below: the United Kingdom, South Africa, Indonesia, China, Chile, Panama, The Philippines and Mexico. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately three million.
Forward-looking statements
Many statements we make in this discussion contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “hope” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may relate to, among other things:
•	our anticipated growth strategies in the markets in which we operate or in new markets;

•	the levels of growth we anticipate in our targeted markets;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain the quality of our water and wastewater services;

•	our ability to successfully negotiate rate adjustments and other pricing issues with government regulators and public-sector clients;

•	our ability to identify, acquire and integrate complementary operations;

•	our expectations regarding the payment of dividends;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds; and

•	the importance of our alliances, joint venture partners and investments.

The forward-looking statements included in this discussion are subject to risks, uncertainties and assumptions about us. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under “Risk factors” in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission in connection with our initial public offering. The risk factors described under “Risk factors” include a discussion of the most significant factors and are not exhaustive. Moreover, we operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The following discussion contains information about our results of operations, financial condition, liquidity and capital resources that we have prepared in accordance with Dutch GAAP.

Results of operations for the three months ended December 31, 2007 and 2006
The following table sets forth our statement of income data as a percentage of revenue for the three months ended December 31, 2007 and 2006 as well as showing the percentage change on a period to period basis:

Dutch GAAP	Three months ended	Percentage of	Three months ended	Percentage of	Percentage
(Dollars in thousands)	December 31, 2007	revenue	December 31, 2006	revenue	change 2006-2007

Revenue	40,734	100.0%	31,517	100.0%	29.2%
Raw and auxiliary materials and other external costs	8,106	19.9%	5,439	17.2%	49.0%
Staff costs	9,028	22.2%	6,167	19.6%	46.4%
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,864	14.4%	4,103	13.0%	42.9%
Profit on disposal of intangible and tangible fixed assets	(86)	(0.2)%	(101)	(0.3)%	(14.9)%
Other operating charges and incremental offering-related costs(1)	7,730	19.0%	7,080	22.5%	9.2%

Total operating expenses	30,642	75.3%	22,688	72.0%	35.1%

Operating Profit	10,092	24.7%	8,829	28.0%	14.3%
Gain on disposal of subsidiary	1,047	2.6%	—	—	n/a
Interest (expense)/income and exchange rate results(2)	(3,129)	(7.6)%	(9,811)	(31.1)%	(68.1)%

Profit/(loss) before Taxation	8,010	19.7%	(982)	(3.1)%	—
Taxation	(2,270)	(5.6)%	(1,742)	(5.5)%	30.3%
Minority Interest	(199)	(0.5)%	(142)	(0.5)%	40.1%

Net Profit/(loss)	5,541	13.6%	(2,866)	(9.1)%	—

(1)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts.

(2)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income. See Note 2 to our unaudited interim consolidated financial statements.
•	Our results of operations in respect of the three months ended December 31, 2007 compared with the same period of the preceding fiscal year have been impacted by our acquisitions in China in November 2006 and the UK and South Africa in February and May of 2007, respectively.
•	Revenues have also increased as a result of positive real rate increases, notably in the regulated businesses in the UK and South Africa and favorable exchange rate movements in the UK.
•	Our operating expenses have been impacted by increased electricity costs incurred by several of our operating businesses including, the UK, South Africa and Chile.
•	Interest (expense)/income and exchange rate results overall are significantly reduced in the quarter ended December 31, 2007 compared with the preceding year due to the respective movement of the US Dollar relative to the British Pound during the fourth quarter of calendar year 2006 and 2007.
•	Our effective tax rate for the three months ended December 31, 2006 was impacted significantly by tax losses generated in that period for which we were unable to recognize deferred tax assets under Dutch GAAP. A substantial component of those tax losses can be attributed to the foreign exchange rate movements referred to above.

EBITDA from continuing operations
EBITDA from continuing operations represents net profit from continuing operations before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.
EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:
•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.
Because of these limitations, EBITDA from continuing operations should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit from continuing operations, the most directly comparable Dutch GAAP performance measure, to EBITDA from continuing operations.

	Three months ended	Three months ended
(Dollars in thousands)	December 31, 2007	December 31, 2006

Net profit / (loss) from continuing operations	$4,451	$(2,972)
Add:
Interest expense/(income) and exchange rate results	3,144	9,814
Taxation	2,255	1,703
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,851	4,090
(Profit) on disposal of intangible and tangible fixed assets	(86)	(101)
Minority interest	199	142

EBITDA from continuing operations	$15,814	$12,676

Revenue from continuing operations	40,077	30,696

EBITDA as a percentage of revenue from continuing operations	39.5%	41.3%

Geographical revenue and operating profit
The following table identifies our revenue by country by dollar amount and as a percentage of total revenue for the three months ended December 31, 2007 and 2006. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP.

Dutch GAAP		Revenue by country (as reported)
	Three months		Three months
	ended		ended
	December 31,	Percentage of	December 31,	Percentage of
(Dollars in thousands)	2007	revenue	2006	revenue

United Kingdom (1)	23,887	59.6%	18,653	60.8%
South Africa (2)	5,813	14.5%	3,501	11.4%
Indonesia	2,903	7.2%	2,842	9.3%
China	2,862	7.2%	1,119	3.6%
Chile	1,555	3.9%	1,361	4.4%
Panama	2,207	5.5%	2,390	7.8%
The Philippines	718	1.8%	582	1.9%
Holding companies	132	0.3%	248	0.8%

Total continuing operations	$40,077	100.0%	$30,696	100.0%

Discontinued operations — Mexico (3)	657		821
Total	$40,734		$31,517

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water in the 2007 period.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
•	The principal reasons for the increase in revenues reported by our UK subsidiary of $5.2 million relate to the inclusion of $2.4 million from the non-regulated business we acquired on February 1, 2007 together with the impact of our scheduled rate increase of 5.47% (1.6% plus inflation), and exchange rate movements of $1.0 million.
•	The revenues generated by our South African operations increased by $2.3 million, comparing the quarter ended December 31, 2007 with the corresponding quarter of the previous fiscal year due mainly to the contribution of $1.5 million from the subsidiary that we acquired in May 2007 and the 7.75% rate increase implemented by our Nelspruit business with effect from August 2007 and continued growth in the customer base.
•	The $1.7 million increase reported by our Chinese operations is principally due to the inclusion of only six weeks’ revenue in the quarter ended December 31, 2006, following our acquisition of The China Water Company Limited on November 15, 2006, together with underlying growth in demand.
•	The $0.2 million decrease in revenue from our Panamanian operation is due to a rate increase approved by our client in December 2006 with retroactive effect from September 1, 2006. This resulted in the inclusion of the incremental revenue attributable to the changed rate for the month of September 2006 within the total revenue for the three months ended December 31, 2006

The following table identifies our operating profit by country by dollar amount and as a percentage of total operating profit for the three months ended December 31, 2007 and 2006.

Dutch GAAP	Operating profit by country (as reported)
	Three months ended	Percentage of	Three months ended	Percentage of
(Dollars in thousands)	December 31, 2007	operating profit	December 31, 2006	operating profit

United Kingdom (1)	7,773	77.4%	7,006	80.7%
South Africa (2)	1,561	15.5%	1,177	13.6%
Indonesia	925	9.2%	932	10.7%
China	(107)	(1.1)%	166	1.9%
Chile	(315)	(3.1)%	(251)	(2.9)%
Panama	1,066	10.6%	1,315	15.1%
The Philippines	277	2.8%	218	2.5%
Holding companies	(1,131)	(11.3)%	(1,876)	(21.6)%

Total continuing operations	$10,049	100.0%	$8,687	100.0%

Discontinued operations — Mexico (3)	43		142
Total	$10,092		$8,829

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water in the 2007 period.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
•	The operating profit reported by our UK subsidiary increased by $0.8 million, comparing the quarter ended December 31, 2007 with the corresponding quarter of the previous fiscal year due mainly to the impact of the non-regulated business that we acquired on February 1, 2007 together with the positive real rate increase that came into effect from April 1, 2007.

•	The operating profit of the South African businesses increased by $0.4 million due to the contribution made by the subsidiary that we acquired in May 2007 together with the increase to our rates in Nelspruit of 7.75% from August 2007, offset in part by increased costs of electricity and raw and bulk water.

•	Our Chinese subsidiary recorded an operating loss of $(0.1) million for the three months ended December 31, 2007 compared with an operating profit of $0.2 million for the corresponding period of the previous year. This is primarily the result of professional fees arising mainly from post-acquisition integration projects.

•	The reduction in operating profit reported by our Panamanian subsidiary for the three months ended December 31, 2007 compared with the corresponding period in the preceding year is principally due to the result of the retrospective application of an increase to the rate we charge our client from September 1, 2006.

•	The operating loss generated by the Holding Companies has reduced from $(1.9) million for the quarter ended December 31, 2006 to $(1.1) million for the three months to December 31, 2007. The principal reason for the reduction is the levels of professional fees including those associated with the initial public offering that were incurred in the respective periods.

Results of operations for the nine months ended December 31, 2007 and 2006
The following table sets forth our statement of income data as a percentage of revenue for the nine months ended December 31, 2007 and 2006 as well as showing the percentage change on a period to period basis:

Dutch GAAP	Nine months ended	Percentage of	Nine months ended	Percentage of	Percentage
(Dollars in thousands)	December 31, 2007	revenue	December 31, 2006	revenue	change 2006-2007

Revenue	120,148	100.0%	87,298	100.0%	37.6%
Raw and auxiliary materials and other external costs	23,622	19.7%	14,524	16.7%	62.6%
Staff costs	25,821	21.5%	17,282	19.8%	49.4%
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	17,067	14.2%	12,497	14.3%	36.6%
Profit on disposal of intangible and tangible fixed assets	(74)	(0.1)%	(102)	(0.1)%	(27.5)%
Other operating charges and incremental offering-related costs(1)	22,950	19.1%	17,573	20.1%	30.6%

Total operating expenses	89,383	74.4%	61,774	70.8%	44.7%

Operating Profit	30,765	25.6%	25,524	29.6%	20.5%
Gain on disposal of subsidiary	1,295	1.1%	—	—	n/a
Interest (expense)/income and exchange rate results(2)	(15,878)	(13.2)%	(16,216)	(18.6)%	(2.1)%

Profit before Taxation	16,182	13.5%	9,308	10.6%	73.9%
Taxation	(6,521)	(5.4)%	(5,355)	(6.1)%	21.8%
Minority Interest	(681)	(0.6)%	(164)	(0.2)%	315.2%

Net Profit	8,980	7.5%	3,789	4.3%	137.0%

(1)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts.

(2)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income. See Note 2 to our unaudited interim consolidated financial statements.

EBITDA from continuing operations
A full description of the measure EBITDA from continuing operations is contained in the “Results of operations for the three months ended December 31, 2007 and 2006” section.

	Nine months ended	Nine months ended
(Dollars in thousands)	December 31, 2007	December 31, 2006

Net profit from continuing operations	$7,564	$3,554
Add:
Interest expense/(income) and exchange rate results	15,915	16,223
Taxation	6,440	5,249
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	17,028	12,462
(Profit) on disposal of intangible and tangible fixed assets	(74)	(101)
Minority interest	681	164

EBITDA from continuing operations	$47,554	$37,551

Revenue from continuing operations	117,980	85,109

EBITDA as a percentage of revenue from continuing operations	40.3%	44.1%

Geographical revenue and operating profit
The following table identifies our revenue by country by dollar amount and as a percentage of total revenue for the nine months ended December 31, 2007 and 2006. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP.

Dutch GAAP	Revenue by country (as reported)

	Nine months ended	Percentage of	Nine months ended	Percentage of
(Dollars in thousands)	December 31, 2007	revenue	December 31, 2006	revenue

United Kingdom (1)	71,087	60.2%	55,031	64.7%
South Africa (2)	16,188	13.7%	10,170	12.0%
Indonesia	8,467	7.2%	8,151	9.6%
China	7,710	6.5%	1,119	1.3%
Chile	5,292	4.5%	4,630	5.4%
Panama (3)	6,597	5.6%	4,006	4.7%
The Philippines	2,105	1.8%	1,721	2.0%
Holding companies	534	0.5%	281	0.3%

Total continuing operations	$117,980	100.0%	$85,109	100.0%

Discontinued operations — Mexico (4)	2,168		2,189
Total	$120,148		$87,298

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water in the 2007 period.

(3)	Includes the results of operations from June 26, 2006.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.

The following table identifies our operating profit by country by dollar amount and as a percentage of total operating profit for the nine months ended December 31, 2007 and 2006.

Dutch GAAP	Operating profit by country (as reported)
	Nine months ended	Percentage of	Nine months ended	Percentage of
(Dollars in thousands)	December 31, 2007	operating profit	December 31, 2006	operating profit

United Kingdom (1)	23,885	78.1%	21,688	86.1%
South Africa (2)	4,496	14.7%	2,433	9.7%
Indonesia	2,737	9.0%	2,726	10.8%
China	377	1.2%	166	0.7%
Chile	(230)	(0.8)%	(661)	(2.6)%
Panama (3)	3,121	10.2%	1,934	7.6%
The Philippines	793	2.6%	629	2.5%
Holding companies	(4,579)	(15.0)%	(3,725)	(14.8)%

Total continuing operations	$30,600	100.0%	$25,190	100.0%

Discontinued operations — Mexico (4)	165		334
Total (5)	$30,765		$25,524

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water in the 2007 period.

(3)	Includes the results of operations from June 26, 2006.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.

(5)	Included within operating profit are $0.09 million and $0.10 million of profits on disposal of intangible and tangible fixed assets in the nine months ended December 31, 2007 and 2006, respectively.

Nine months ended December 31, 2007 compared to nine months ended December 31, 2006
Revenue

Dutch GAAP

			Nine months ended		Percentage change
	Nine months ended	Nine months ended	December 31, 2006	Change 2006-2007 at	2006-2007 at
	December 31, 2007	December 31, 2006	at constant	constant exchange	constant exchange
(Dollars in thousands)	as reported	as reported	exchange rates	rates	rates

United Kingdom (1)	71,087	55,031	59,194	11,893	20.1%
South Africa (2)	16,188	10,170	10,103	6,085	60.2%
Indonesia	8,467	8,151	8,087	380	4.7%
China	7,710	1,119	1,176	6,534	555.6%
Chile	5,292	4,630	4,765	527	11.1%
Panama (3)	6,597	4,006	4,006	2,591	64.7%
The Philippines	2,105	1,721	1,935	170	8.8%
Holding companies	534	281	388	146	37.6%

Total continuing operations	$117,980	$85,109	$89,654	$28,326	31.6%

Discontinued operations — Mexico (4)	2,168	2,189	2,204	(36)	(1.6)%

Exchange rate effect			(4,560)

Total after exchange rate effect	$120,148	$87,298	$87,298

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water in the 2007 period.

(3)	Includes the results of operations from June 26, 2006.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our revenue from continuing operations increased by $28.3 million from the nine months ended December 31, 2006 to the nine months ended December 31, 2007 at constant exchange rates due primarily to our recent acquisitions.
•	United Kingdom. The $11.9 million increase was primarily due to inclusion of revenue ($7.2 million) from the non-regulated business we acquired on February 1, 2007. Our revenue also improved by $2.6 million due to the effect of our scheduled rate increase of 5.47% (1.6% plus inflation), modest volume gains compared with the same period of 2006 and an increase in revenue from our existing non-regulated activities of $1.6 million.

•	South Africa. The $6.1 million increase resulted principally from the inclusion of eight months of revenue ($4.2 million) from our subsidiary acquired in May 2007. An additional $1.9 million arose from a rate increase of 7.75% implemented by our Nelspruit subsidiary with effect from August 2007, together with the full nine months’ effect of the 7.5% rate increase in July 2006 and higher volumes supplied by the business as a result of new connections to the network.

•	China. The $6.5 million increase reflects the inclusion of only six weeks’ revenue in 2006, following our acquisition of The China Water Company Limited on November 15, 2006, compared with a full nine months’ revenue for 2007, together with underlying growth in demand.

•	Panama. The $2.6 million increase resulted from the inclusion of nine months of results during the nine months ended December 31, 2007 compared with only six months during the prior period, along with the effect of our 36% rate increase that became effective from September 1, 2006.

Raw and auxiliary materials
and other external costs

Dutch GAAP

			Nine months
	Nine months	Nine months	ended		Percentage
	ended	ended	December 31,	Change 2006-	change 2006-
	December 31,	December 31,	2006 at	2007 at	2007 at
	2007 as	2006 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom (1)	13,214	8,822	9,489	3,725	39.3%
South Africa (2)	4,570	1,584	1,574	2,996	190.3%
Indonesia	2,069	2,123	2,107	(38)	(1.8)%
China	1,717	288	303	1,414	466.7%
Chile	1,055	768	791	264	33.4%
Panama (3)	36	—	—	36	n/a
The Philippines	428	415	467	(39)	(8.4)%
Holding companies	—	—	—	—	—

Total continuing operations	$23,089	$14,000	$14,731	$8,358	56.7%

Discontinued operations — Mexico (4)	533	524	528	5	0.9%

Exchange rate effect			(735)

Total after exchange rate effect	$23,622	$14,524	$14,524

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water in the 2007 period.

(3)	Includes the results of operations from June 26, 2006.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our raw and auxiliary materials and other external costs of continuing operations increased by $8.4 million from the nine months ended December 31, 2006 to the nine months ended December 31, 2007 at constant exchange rates, in large part due to the recent acquisitions.
•	United Kingdom. The $3.7 million increase was primarily due to the inclusion of $2.7 million of costs from our recently acquired non-regulated business. Most of the remaining $1.0 million increase was due to greater use of sub-contracted materials and labor by our existing non-regulated business to support its higher level of activity in the nine months ended December 31, 2007 and the increased cost of electricity and general cost inflation in the regulated business.

•	South Africa. The $3.0 million increase was primarily due to the inclusion of eight months of costs ($2.1 million) from our recently acquired subsidiary. The balance of the overall increase, amounting to $0.9 million, is comprised of higher fuel, chemicals and power costs in the nine months ended December 31, 2007 aggregating to $0.1 million, a $0.3 million net increase in charges for raw and bulk water supplied to us during prior years and approximately $0.5 million in respect of costs related to maintenance of the network and meter repairs and replacement.

•	China. The $1.4 million increase reflects the inclusion of only six weeks’ costs in 2006, following our acquisition of The China Water Company Limited on November 15, 2006, compared with a full nine months’ costs for 2007.

•	Chile. The $0.3 million increase was primarily due to higher costs of purchasing electricity and chemicals during the nine months ended December 31, 2007.

Staff Costs

Dutch GAAP

			Nine months
	Nine months	Nine months	ended		Percentage
	ended	ended	December 31,	Change 2006-	change 2006-
	December 31,	December 31,	2006 at	2007 at	2007 at
	2007 as	2006 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom (1)	13,238	8,701	9,359	3,879	41.4%
South Africa (2)	4,358	2,806	2,788	1,570	56.3%
Indonesia	709	519	515	194	37.7%
China	2,034	348	366	1,668	455.7%
Chile	1,028	1,146	1,179	(151)	(12.8)%
Panama (3)	—	—	—	—	—
The Philippines	234	220	247	(13)	(5.3)%
Holding companies	3,608	3,062	3,294	314	9.5%

Total continuing operations	$25,209	$16,802	$17,748	$7,461	42.0%

Discontinued operations — Mexico (4)	612	480	483	129	26.7%

Exchange rate effect			(949)

Total after exchange rate effect	$25,821	$17,282	$17,282

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water in the 2007 period.

(3)	Includes the results of operations from June 26, 2006.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our staff costs of continuing operations increased by $7.5 million from the nine months ended December 31, 2006 to the nine months ended December 31, 2007 at constant exchange rates, primarily due to the recent acquisitions.
•	United Kingdom. The $3.9 million increase was primarily due to the inclusion of $3.3 million of costs from the non-regulated business we acquired in February 2007, with the balance due to salary rate increases.

•	South Africa. The $1.6 million increase was due to the inclusion of eight months of costs from our recently acquired subsidiary ($0.7 million), combined with the effect of the Nelspruit business’s annual salary increase of approximately 6%, the addition of one expatriate staff member to the Nelspruit senior management team in August 2007 and some additional costs relating to taxes and social security.

•	China. The $1.7 million increase reflects the inclusion of only six weeks’ costs in 2006, following our acquisition of The China Water Company Limited on November 15, 2006, compared with a full nine months’ costs for 2007.

•	Indonesia. The $0.2 million increase was due to a combination of the Batam business’s annual salary increase of approximately 10% and a pattern of replacing staff leaving the business with more highly skilled recruits.

Depreciation and
amortization of intangible
and tangible fixed assets and
negative goodwill

Dutch GAAP

			Nine months
	Nine months	Nine months	ended		Percentage
	ended	ended	December 31,	Change 2006-	change 2006-
	December 31,	December 31,	2006 at	2007 at	2007 at
	2007 as	2006 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom (1)	11,737	8,684	9,337	2,400	25.7%
South Africa (2)	950	559	555	395	71.2%
Indonesia	659	637	632	27	4.3%
China	1,121	157	165	956	579.4%
Chile	1,526	1,639	1,688	(162)	(9.6)%
Panama (3)	625	417	417	208	49.9%
The Philippines	160	122	137	23	16.8%
Holding companies	250	247	248	2	0.8%

Total continuing operations	$17,028	$12,462	$13,179	$3,849	29.2%

Discontinued operations — Mexico (4)	39	35	36	3	8.3%

Exchange rate effect			(718)

Total after exchange rate effect	$17,067	$12,497	$12,497

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water in the 2007 period.

(3)	Includes the results of operations from June 26, 2006.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill from continuing operations increased by $3.8 million from the nine months ended December 31, 2006 to the nine months ended December 31, 2007 at constant exchange rates, partly due to the recent acquisitions.
•	United Kingdom. The $2.4 million increase resulted from the increased depreciation arising from the continuation of the capital investment in infrastructure and plant and equipment in line with our most recent regulatory review.

•	China. The $1.0 million increase reflects the inclusion of only six weeks’ costs in 2006, following our acquisition of The China Water Company Limited on November 15, 2006, compared with a full nine months’ costs for 2007.

•	South Africa. The $0.4 million increase was almost entirely due to the acquisition of Siza Water on May 3, 2007.

•	Panama. The $0.2 million increase resulted from the inclusion of nine months of depreciation during the nine months ended December 31, 2007 compared with only six months during the prior period.

•	Chile. The $0.2 million decrease resulted from our review of the useful lives of certain non-current assets and the related adjustment to our depreciation charges in accordance with Dutch GAAP.

Other operating charges and
incremental offering-related
costs

Dutch GAAP

			Nine months ended		Percentage change
	Nine months ended	Nine months ended	December 31, 2006	Change 2006-2007 at	2006-2007 at
	December 31, 2007	December 31, 2006	at constant	constant exchange	constant exchange
(Dollars in thousands)	as reported	as reported	exchange rates	rates	rates

United Kingdom (1)	9,043	7,237	7,785	1,258	16.2%
South Africa (2)	1,813	2,788	2,769	(956)	(34.5)%
Indonesia	2,292	2,150	2,133	159	7.5%
China	2,498	155	163	2,335	1,432.5%
Chile	1,923	1,738	1,788	135	7.6%
Panama (3)	2,815	1,655	1,655	1,160	70.1%
The Philippines	490	336	378	112	29.6%
Holding companies	1,254	697	720	534	74.2%

Total continuing operations	$22,128	$16,756	$17,391	$4,737	27.2%

Discontinued operations — Mexico (4)	819	817	822	(3)	(0.4)%

Exchange rate effect			(640)

Total after exchange rate effect	$22,947	$17,573	$17,573

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water in the 2007 period.

(3)	Includes the results of operations from June 26, 2006.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Other operating charges and incremental offering - related costs from continuing operations increased by $4.7 million from the nine months ended December 31, 2006 to the nine months ended December 31, 2007 at constant exchange rates, primarily due to the recent acquisitions.
•	United Kingdom. The $1.3 million increase was partly attributable to the inclusion of the results for our recently acquired non-regulated business ($0.6 million). The rest of the increase resulted from a $0.2 million increase in recruitment and marketing costs incurred by our existing non-regulated business and an increase in insurance costs of $0.2 million for our regulated water operation and $0.3 million for higher professional fees and general cost inflation.

•	South Africa. The decrease of $1.0 million is principally due to the cost of writing off during the nine months ended December 31, 2006 old debts that were not previously provided for, which accounts for approximately $0.5 million of the total decrease. The remaining decrease is largely due to savings in general administrative costs during the nine months ended December 31, 2007.

•	China. The $2.3 million increase reflects the inclusion of only six weeks’ costs in 2006, following our acquisition of The China Water Company Limited on November 15, 2006, compared with a full nine months’ costs for 2007. The overall increase also includes the effect of management recharges levied by Cascal, a resumption of business development activities, the recruitment of an expatriate managing director and increased professional fees arising mainly from post-acquisition integration projects.

•	Panama. The $1.2 million increase was primarily due to the inclusion of nine months of costs during the nine months ended December 31, 2007, compared with only six months during the prior period. In addition, the nine months ended December 31, 2007 includes approximately $0.3 million of additional cost accruals relating to our operation and maintenance sub-contract and management support arrangements with Biwater.

•	Holding Companies. The $0.5 million increase resulted primarily from the effect of a $1.3 million release of provisions for bad and doubtful debts in the nine months ended December 31, 2006 that were recovered from our joint venture in The Philippines offset by a $0.5 million credit in group management charges in the nine months ended December 31, 2007 and a $0.3 million decrease in professional fees.
Gain on disposal of subsidiary

Dutch GAAP

	Nine months ended	Nine months ended
	December 31, 2007	December 31, 2006
(Dollars in thousands)	as reported	as reported

Gain on disposal of subsidiary (pre-tax)	$1,295	—

This gain arose from the receipt of principal and accrued interest due under the promissory notes issued by the Government of Belize to secure the deferred consideration payable in connection with the sale of our interest in Belize Water Services in October 2005. The receipt of these funds enabled us to release $1.3 million to income, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face values of the then remaining three promissory notes. The disposal of our business in Belize and this gain is described in note 18 to the unaudited interim consolidated financial statements.

Interest (expense)/income
and exchange rate results

Dutch GAAP

			Nine months ended		Percentage change
	Nine months ended	Nine months ended	December 31, 2006	Change 2006-2007 at	2006-2007 at
	December 31, 2007	December 31, 2006	at constant	constant exchange	constant exchange
(Dollars in thousands)	as reported	as reported	exchange rates	rates	rates

United Kingdom (1)	(6,353)	(5,081)	(5,465)	(888)	(16.2)%
South Africa (2)	(1,448)	(1,221)	(1,213)	(235)	(19.4)%
Indonesia	(56)	(88)	(87)	31	35.6%
China	542	31	33	509	1,542.4%
Chile	(808)	(986)	(1,015)	207	20.4%
Panama (3)	(653)	(513)	(513)	(140)	(27.3)%
The Philippines	11	(161)	(181)	192	106.1%
Holding companies	(7,150)	(8,204)	(8,189)	1,039	12.7%

Total continuing operations	$(15,915)	$(16,223)	$(16,630)	$715	4.3%

Discontinued operations — Mexico (4)	37	7	7	30	428.6%

Exchange rate effect			407

Total after exchange rate effect	$(15,878)	$(16,216)	$(16,216)

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water in the 2007 period.

(3)	Includes the results of operations from June 26, 2006.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our interest (expense)/income and exchange rate results from continuing operations increased by $0.7 million from the nine months ended December 31, 2006 to the nine months ended December 31, 2007 at constant exchange rates.
•	Holding companies. The $1.0 million change essentially arises from borrowings in June 2006 in connection with Biwater’s interest in us. The overall decrease consists of a $5.2 million reduction in foreign exchange losses incurred in connection with retranslating monetary liabilities into our reporting currency offset in part by additional interest expense of $2.7 million due to a combination of increased LIBOR rates in 2007 compared with 2006 and the borrowings being outstanding for nine months during the nine months ended December 31, 2007 compared with only six months during the prior period. The remaining difference of $1.5 million can be attributed to lower interest income in 2007 as a result of smaller cash balances on hand during that period, less interest income earned in 2007 on the deferred consideration receivable in connection with the sale of our shares in Belize Water Services Limited and increased facility arrangement fees.

•	United Kingdom. The $0.9 million change is primarily due to the inflation indexation applied to our U.K. subsidiary’s long term debt instrument together with lower interest income as a consequence of holding smaller average cash balances during the nine months ended December 31, 2007, following the acquisition of a non-regulated business in February 2007.

•	China. The overall increase of $0.5 million is mainly the result of interest earned on cash deposits and a short term loan made to Cascal which was repaid before the end of 2007.

•	South Africa. The $0.2 million change is almost entirely due to the acquisition of Siza Water on May 3, 2007.

•	Chile. The $0.2 million change is primarily due to favorable foreign exchange rate movements during the nine months ended December 31, 2007 together with lower interest charges resulting from our repayments of principal during the period.

Taxation

Dutch GAAP

			Nine months
	Nine months	Nine months	ended		Percentage
	ended	ended	December 31,	Change 2006-	change 2006-
	December 31,	December 31,	2006 at	2007 at	2007 at
	2007 as	2006 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

Operating companies	(6,049)	(6,835)	(7,238)	1,189	16.4%
Holding companies	(391)	1,586	1,633	(2,024)	(123.9)%

Total continuing operations	$(6,440)	$(5,249)	$(5,605)	$(835)	(14.9)%

Discontinued operations — Mexico	(81)	(106)	(106)	26	24.3%

Exchange rate effect			356

Total after exchange rate effect	$(6,521)	$(5,355)	$(5,355)

The overall effective tax rates for continuing operations for the nine months ended December 31, 2006 and the nine months ended December 31, 2007 were 50.4% and 43.8%, respectively. The change in effective tax rates was significantly influenced by:
•	Holding companies. Cascal B.V. incurred taxable losses of approximately $7.8 million in the nine months ended December 31, 2007 that it was unable to utilize during the period due to the absence of any other income taxable in The Netherlands. This amount was, however, higher at $7.9 million for the nine months ended December 31, 2006 due mainly to foreign exchange losses incurred in that period. However, during 2006 we were able to offset a portion of these losses against deferred tax liabilities recognized in earlier years up to the full amount of those liabilities, which was $1.7 million.

•	United Kingdom. The U.K. subsidiaries effective tax rate was 21.1% compared to 31.2% in the prior period. The reduction is due primarily to the recognition in the nine months ended December 31, 2007 of a deferred tax credit of $1.7 million, which represents the effect on the results for the period of a total adjustment of $2.2 million that is being spread over the year ending March 31, 2008. This reflects the adjustment of the tax rate used to compute the March 31, 2007 deferred tax liability in accordance with the recently confirmed change to the standard rate of income tax in the United Kingdom from 30% to 28%, which change will take place in fiscal year 2009.

•	Chile. Our Chilean operations recorded a pre-tax loss of $1.0 million in the nine months ended December 31, 2007 on which an effective tax charge of 1.5% has been incurred. We recognize a charge to tax despite the pre-tax loss recorded because we took a full valuation allowance against certain deferred tax assets relating to losses carried forward. At December 31, 2007, we cannot anticipate being able to utilize these losses, in part because there is no mechanism whereby losses of one corporate entity can be offset against the taxable profits generated by its affiliates.

•	China. Our Chinese subsidiary had an aggregate tax charge of $0.5 million on a pre-tax profit of $0.9 million, and an overall effective rate of 52.3%, due to the relative pre-tax profits and losses of the Chinese projects and the profit tax and dividend withholding tax rates applicable to them, combined with the tax attributes of our Cayman Island intermediate holding company that owns our interests in our Chinese projects.

•	Panama. Our Panamanian project has benefited from a 100% tax exemption during its first five years of operation, which was reduced to 75% during 2007. The standard rate of income tax in Panama is 30%. However, dividends paid by our Panamanian subsidiary are taxed at the standard U.K. corporate tax rate upon receipt by our intermediate holding company and a tax charge has accordingly been calculated based on the amount of un-remitted earnings in Panama.

Minority interest

Dutch GAAP

			Nine months
	Nine months	Nine months	ended		Percentage
	ended	ended	December 31,	Change 2006-	change 2006-
	December 31,	December 31,	2006 at	2007 at	2007 at
	2007 as	2006 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

South Africa	(313)	(101)	(100)	(213)	(213.0)%
China	(368)	(63)	(67)	(301)	(449.3)%

Total	$(681)	$(164)	$(167)	$(514)	(307.8)%

Exchange rate effect			3

Total after exchange rate effect	$(681)	$(164)	$(164)

Minority interests increased by $0.5 million reflecting minority shareholdings in our Chinese projects, which we acquired in November 2006, along with those in both of our South African subsidiaries, including Siza Water, which we acquired in May 2007.

Net profit

Dutch GAAP

			Nine months
	Nine months	Nine months	ended		Percentage
	ended	ended	December 31,	Change 2006-	change 2006-
	December 31,	December 31,	2006 at	2007 at	2007 at
	2007 as	2006 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom (1)	13,834	11,432	12,298	1,536	12.5%
South Africa (2)	1,855	686	681	1,174	172.4%
Indonesia	1,873	1,846	1,830	43	2.3%
China	70	95	101	(31)	(30.7)%
Chile	(1,053)	(2,004)	(2,062)	1,009	48.9%
Panama (3)	2,356	1,421	1,421	935	65.8%
The Philippines	749	421	473	276	58.4%
Holding companies	(12,120)	(10,343)	(10,430)	(1,690)	(16.2)%

Total continuing operations	$7,564	$3,554	$4,312	$3,252	75.4%

Discontinued operations — Belize	1,295	—	—	1,295	n/a

Discontinued operations — Mexico (4)	121	235	237	(116)	(48.9)%

Exchange rate effect			(760)

Total after exchange rate effect	$8,980	$3,789	$3,789

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water in the 2007 period.

(3)	Includes the results of operations from June 26, 2006.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
For the reasons set forth above, our net profit from continuing operations at constant exchange rates has increased by $3.3 million.

Liquidity and capital resources
The following table summarizes our cash flows for the nine months ended December 31, 2007 and 2006
Dutch GAAP

	Nine months ended	Nine months ended
	December 31, 2007	December 31, 2006
	(Unaudited)	(Unaudited)

Cash flow from (used in) operating activities	$35.3million	$9.8million

Cash flow from (used in) investing activities	$(26.2)million	$(38.6)million

Cash flow from (used in) financing activities	$(1.0)million	$(17.6)million

Operating activities
Operating cash flow increased by $25.5 million during the nine months ended December 31, 2007 relative to the nine months ended December 31, 2006 due primarily to a $17.8 million change in net profit after adjusting for non-cash items, a $7.3 million increase in cash flow from movements in working capital and a $5.2 million lump sum payment made to our U.K. defined benefit pension plan in the nine months ended December 31, 2006.
Investing activities
Cash flow used in investing activities decreased by $12.4 million during the nine months ended December 31, 2007, relative to the nine months ended December 31, 2006. This decrease reflects the $9.8 million and $10.9 million net cash outflows associated with the acquisitions of our Panamanian subsidiary on June 30, 2006 and an 87% interest in The China Water Company Limited on November 15, 2006, respectively, compared with a $0.4 million net cash inflow arising from our acquisition of Siza Water in May 2007. In addition, the net decrease arising from our investments in subsidiaries is partly offset by an $8.7 million increase in purchases of tangible fixed assets during nine months ended December 31, 2007.
Financing activities
Overall, net cash used in financing activities decreased by $16.6 million during the nine months ended December 31, 2007 relative to the nine months ended December 31, 2006. Net draw downs of loans during the nine months ended December 31, 2007 were $3.3 million compared with net draw downs of $69.3 million during the same period of 2006. The draw downs made during 2006 were used to part fund distributions to shareholders of $87.0 million, some $82.6 million more than was distributed during the same period of 2007.

Capital expenditures
Our total investment in tangible fixed assets relating to continuing operations for the nine months ended December 31, 2007 and 2006 were as follows:
Dutch GAAP

	Nine months ended	Nine months ended
	December 31, 2007	December 31, 2006
	(Unaudited)	(Unaudited)

Total investment in tangible fixed assets(1)	$26.5million	$17.8million

(1)	Before deduction of any relevant contributions from third parties.
The most significant investments in tangible fixed assets during the period ended December 31, 2007 were made by our U.K. and South African subsidiaries in the amounts of $18.2 million and $5.1 million, respectively. The corresponding investments in tangible fixed assets made by these subsidiaries during the nine months ended December 31, 2006 were $14.7 million and $1.3 million, respectively.
Credit arrangements and loan facilities
On November 2, 2007, Cascal N.V. entered into a $30 million credit facility with HSBC Bank Plc. Of this amount, (a) $20 million is a revolving loan facility intended for general corporate purposes, reducing less efficient existing group debt, repayment of a loan from The China Water Company Limited, repayment of an inter-company loan granted by Bournemouth & West Hampshire Water Plc and for general working capital purposes, and (b) $10 million is a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. Following the initial public offering of our shares on January 29, 2008, the revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning at (i) 0.80% per annum if the ratio of net borrowings to EBITDA for Cascal N.V. and its subsidiaries is less than 1:1 to (ii) 1.75% per annum if that ratio is greater than 3.5:1. At December 31, 2007, amounts of $16.5 million and $0 million had been drawn down under the revolving loan and guarantee facilities, respectively. The $16.5 million drawn from the revolving loan facility was classified as a secured bank loan in long term liabilities at December 31, 2007. At December 31, 2007 we were incurring interest on the revolving loan facility at the rate of 6.68% per annum.
In addition, following our initial public offering on January 29, 2008, GBP 38 million (USD 75.7 million) of short term loans were repaid on February 5, 2008.

Off-balance sheet arrangements
We do not have any off balance sheet transactions or investments in special-purpose entities whose purpose is to facilitate off-balance sheet transactions.
At December 31, 2007 a letter of credit was issued in the amount of £4.0 million ($8.0 million) in favor of the trustees of the Water Company Section of our U.K. defined benefit pension plan. Under a subsequent agreement entered into with Biwater and the trustees, we were required to increase the amount of this letter of credit to £8.6 million ($17.1 million) no more than seven business days after the effective date of our initial public offering of Cascal N.V. shares, and may need to increase further the amount of the letter of credit to cover any increase in the plan-specific deficit of the Water Company Section up to a maximum amount of £10.0 million ($19.9 million).
Quantitative and qualitative disclosure of market risk
Exchange rate risk
Our reporting currency is the U.S. Dollar, but we conduct substantially all of our business in the local currencies of the countries in which we operate. For this reason, we are exposed to risk from exchange rate fluctuations when our revenues, expenses, assets and liabilities are translated from local currencies to U.S. Dollars. In addition, as of December 31, 2007 78% of our long term debt was denominated in British Pound sterling and the remaining 22% in other currencies. Accordingly, our future financial results will be subject to fluctuation caused by changes in the value of the British Pound sterling, and other currencies when we settle these debt obligations.
Interest rate risk
We are exposed to interest rate risk on the interest-bearing receivables (primarily comprised of securities and cash at bank and in hand) and interest-bearing long-term and current liabilities.
We are exposed to the consequences of variable interest rates on receivables and liabilities. In relation to fixed-rate liabilities we are exposed to market values. We have not entered into any derivative contracts to hedge the interest-rate risk on receivables.
We are exposed to interest rate risk with respect to our variable rate long term borrowings.
As of December 31, 2007, $139.6 million of our debt was index-linked to a U.K. inflation index so we have an exposure to U.K. inflation rates. However, we have a hedge for most of this exposure because the inflation index used by the lenders is the same index used by Ofwat to increase annually the rates of our U.K. project company and the underlying regulatory value of the fixed assets of our U.K. project company, although there may be up to a six-month lag between the application of a change in the index in connection with the debt and the application of a change in the index to our rates.
Commodity price risk
Electrical power is a key input cost to our business. We do not have any commodity hedges in place at present nor have we had any commodity hedges in place in the past.

Recent accounting pronouncements
Dutch GAAP:
In September 2006, the Dutch Council for Annual Reporting issued the 2006 edition of the Guidelines for Annual Reporting. The following important changes have been made to the guidelines, which may affect our accounting policies for the year ended March 31, 2008:
Tangible fixed assets—The new guidance is based on IAS 16 Property Plant and Equipment 2003 (RJ 212);
Inventories—More clear criteria for capitalization of costs and expenses (RJ 220);
Leasing—Additional guidance has been provided on the question of whether a contract includes a lease contract, and whether land and buildings need to be classified separately. Additional disclosure requirements have also been provided (RJ 292).
These guidelines have become mandatory for our financial year ending March 31, 2008. We have reviewed the possible effects of the new guidelines and believe they will not have a material impact on our financial reporting.
In addition, new draft guidelines on various topics have been issued. These guidelines will not become mandatory before our financial year ending March 31, 2009. We will not apply these guidelines before that date. We are currently investigating possible effects of the new proposed guidelines on our financial reporting.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cascal N.V. (Registrant)

By:	/s/ Stephane Richer

	Name:	Stephane Richer
	Title:	Chief Executive Officer

By:	/s/ Steve Hollinshead

	Name:	Steve Hollinshead
	Title:	Chief Financial Officer
Date: March 3, 2008